Exhibit 99.1

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED
SEPTEMBER 30, 2015
(unaudited)

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT

(unaudited - expressed in thousands of Canadian dollars)
	Note	September 30, 2015	December 31, 2014

ASSETS

Current Assets
Cash and cash equivalents		$5,949	$8,639
Accounts and other receivables		2,304	3,951
Restricted cash and deposits	3	3,960	1,063
Inventories		970	971
Prepaid expenses and other current assets		1,093	503
		14,276	15,127

Non-Current Assets
Restricted cash and deposits	3	4,843	9,152
Inventories		4,269	4,269
Long-term investments		371	597
Property, plant and equipment	4	16,176	17,935
Mineral properties	5	59,696	57,772
Intangible assets		334	343

Total Assets		$99,965	$105,195

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities		$2,812	$2,375
Income taxes payable		-	23
Environmental services contract loss provision		120	59
Deferred revenue		240	1,338
		3,172	3,795
Non-Current Liabilities
Environmental services contract loss provision		232	204
Deferred revenue		315	479
Silver streaming interest		18,118	18,118
Decommissioning and rehabilitation provision		4,112	4,151
Deferred income tax liabilities	9	896	1,411

Total Liabilities		26,845	28,158

Shareholders' Equity		73,120	77,037

Total Liabilities and Shareholders' Equity		$99,965	$105,195

COMMITMENTS	15

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

"Terry Krepiakevich"	"Michael Winn"
(signed)	(signed)

Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30

(unaudited - expressed in thousands of Canadian dollars, except per share amounts)		Three months ended		Nine months ended
	Note	2015	2014	2015	2014

Revenue		$3,408	$4,651	$10,534	$11,147

Cost of Sales		2,539	2,816	7,894	7,158

Gross Profit		869	1,835	2,640	3,989

General and administrative expenses	7	2,479	1,889	6,563	6,473
Mine site care and maintenance	8	587	807	1,752	2,299
Foreign exchange gains		(278)	(36)	(926)	(299)
Loss on impaired long-term investments		80	-	155	-
		2,868	2,660	7,544	8,473

Operating Loss		(1,999)	(825)	(4,904)	(4,484)

Other Income (Expenses)
Investment income		21	20	83	44
Finance costs		(8)	(15)	(30)	(41)
Derivative loss		-	(7)	-	(14)

Loss Before Taxes		(1,986)	(827)	(4,851)	(4,495)

Income Tax Provision (Recovery)
Current	9	(25)	4	(24)	18
Deferred	9	(312)	(164)	(820)	(766)

Net Loss		(1,649)	(667)	(4,007)	(3,747)

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss)
Cumulative translation adjustments, net of tax $136,		(185)	157	(419)	191
$189, $306, and $232
Gain (loss) on long-term investments		(80)	(58)	(227)	95
Recycle loss on impaired long-term investments to current income		80	-	155	-

Total Comprehensive Loss		$(1,834)	$(568)	$(4,498)	$(3,461)

Loss Per Share
Basic and diluted	10	$(0.02)	$(0.01)	$(0.06)	$(0.06)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30

(unaudited - expressed in thousands of Canadian dollars)	Three months ended		Nine months ended
	2015	2014	2015	2014

Cash Flows from Operating Activities
Net loss	$(1,649)	$(667)	$(4,007)	$(3,747)
Items not affecting cash from operations:
Deferred revenue	(196)	96	(1,263)	270
Environmental services contract loss provision	31	3	90	115
Silver streaming interest amount recognized	-	-	-	(73)
Depreciation of property, plant and equipment	531	695	1,631	2,160
Amortization of intangible assets	24	(20)	50	28
Share-based compensation expense	119	224	524	917
Finance (gain) and other	(524)	89	(1,026)	(189)
Loss on impaired long-term investments	80	-	155	-
Write-off receivables	643	-	643	-
Deferred income tax recovery	(312)	(164)	(820)	(766)

	(1,253)	256	(4,023)	(1,285)
Changes in non-cash working capital balances related to operations
(Increase) Decrease in accounts and other receivables	(34)	(1,210)	1,005	(252)
(Increase) Decrease in inventories	44	(14)	1	(43)
(Increase) Decrease in prepaid expenses and other current assets	(658)	33	(590)	69
Increase (Decrease) in accounts payable and accrued liabilities	443	700	144	245
Increase (Decrease) in income taxes payable	(25)	-	(23)	-

	(1,483)	(235)	(3,486)	(1,266)

Cash Flows from Investing Activities
Expenditures on mining operations properties	(94)	(194)	(208)	(419)
Expenditures on exploration and evaluation properties	(688)	(2,519)	(1,242)	(3,544)
Purchase or disposal of property, plant and equipment	(2)	(86)	(27)	(121)
Decrease in restricted cash and deposits	710	14	2,273	65

	(74)	(2,785)	796	(4,019)

Cash Flows from Financing Activities
Proceeds from issuance of shares	-	8,068	-	8,068
Issuance costs	-	(839)	-	(839)

	-	7,229	-	7,229

Increase (decrease) in Cash and Cash Equivalents	(1,557)	4,209	(2,690)	1,944
Cash and Cash Equivalents - Beginning of Period	7,506	6,345	8,639	8,610

Cash and Cash Equivalents - End of Period	$5,949	$10,554	$5,949	$10,554

SUPPLEMENTAL CASH FLOW INFORMATION (see note 12)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSDED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30

(unaudited – expressed in thousands of Canadian dollars)

	Common Shares
				Share Options and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)
	Number of Shares
		Amount	Warrants					Total
Balance - December 31, 2014	69,335,566	$164,708	$1,342	$8,519	$10,829	$(108,177)	$(184)	$77,037

Net loss	-	-	-	-	-	(4,007)	-	(4,007)
Other comprehensive loss	-	-	-	-	-	-	(491)	(491)
Share-based compensation expense recognized	-	-	-	581	-	-	-	581
Share options forfeited or expired	-	-	-	(1,231)	1,231	-	-	-
Release of RSU settlement shares	133,333	557	-	(557)	-	-	-	-

Balance - September 30, 2015	69,468,899	$165,265	$1,342	$7,312	$12,060	$(112,184)	$(675)	$73,120

Balance - December 31, 2013	62,172,233	$157,983	$-	$11,092	$7,741	$(75,405)	$(232)	$101,179

Net loss	-	-	-	-	-	(3,747)	-	(3,747)
Other comprehensive income	-	-	-	-	-	-	286	286
Equity offering, net of issuance costs	7,015,000	6,139	1,342	-	-	-	-	7,481
Share-based compensation expense recognized	-	-	-	1,000	-	-	-	1,000
Share options forfeited or expired	-	-	-	(2,387)	2,387	-	-	-
Release of RSU settlement shares	148,333	623	-	(623)	-	-	-	-
Balance - September 30, 2014	69,335,566	$164,745	$1,342	$9,082	$10,128	$(79,152)	$54	$106,199

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
1.	Description of Business and Nature of Operations
Alexco Resource Corp. ("Alexco" or the "Corporation") was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005.  Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia).  The Corporation operates two principal businesses:  a mining business, comprised of mineral exploration and mine development and operation in Canada, located in the Yukon Territory; and through its Alexco Environmental Group ("AEG"), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada and the United States.
The Corporation is in the process of exploring and developing its mineral properties.  The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property.  Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured.  The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.
Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU).  The Corporation's corporate head office is located at Suite 1150, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.
2.	Basis of Preparation and Statement of Compliance
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.  These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2014, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.  Accordingly, these interim financial statements should be read in conjunction with the Corporation's most recent annual financial statements.  These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on November 9, 2015.
These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value.  All figures are expressed in Canadian dollars unless otherwise indicated.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

3.	Restricted Cash and Deposits
	September 30 2015	December 31 2014

Security for remediation services agreement	$4,400	$5,800
Security for decommissioning obligations	4,184	4,186
Other	219	229

Restricted cash and deposits	8,803	10,215

Less: Current portion	3,960	1,063

	$4,843	$9,152

Security for remediation services agreement of $4,400,000 (US$3,297,000) as at September 30, 2015 (December 31, 2014 – US$5,000,000) represents security that has been posted by AEG US in support of a cost performance commitment provided under an environmental consulting and remediation services agreement with a third party customer.  The current portion of $3,960,000 is the estimated security that will be released to AEG US as per the services agreement within the next twelve months.

4.	Property, Plant and Equipment
Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2013	$1,364	$5,667	$23,632	$7,276	$1,294	$39,233
Additions	-	-	119	14	11	144
Write-downs	-	(463)	(3,927)	(438)	-	(4,828)
Decommission change in estimate	-	-	145	-	-	145
Disposals	-	-	-	(78)	-	(78)

December 31, 2014	1,364	5,204	19,969	6,774	1,305	34,616
Additions	-	9	-	-	14	23
Decommission change in estimate	-	-	(32)	-	-	(32)
Disposals	-	-	-	(86)	-	(86)

September 30, 2015	$1,364	$5,213	$19,937	$6,688	$1,319	$34,521

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2013	$95	$2,916	$5,154	$4,158	$1,100	$13,423
Depreciation	60	597	1,554	1,033	57	3,301
Disposals	-	-	-	(43)	-	(43)

December 31, 2014	155	3,513	6,708	5,148	1,157	16,681
Depreciation	45	325	797	541	39	1,747
Disposal	-	-	-	(83)	-	(83)

September 30, 2015	$200	$3,838	$7,505	$5,606	$1,196	$18,345

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2013	$1,269	$2,751	$18,478	$3,118	$194	$25,810

December 31, 2014	$1,209	$1,691	$13,261	$1,626	$148	$17,935

September 30, 2015	$1,164	$1,375	$12,432	$1,082	$123	$16,176

During the three month and nine month periods ended September 30, 2015, the Corporation recorded total depreciation of property, plant and equipment of $569,000 and $1,747,000 (2014 – $812,000 and $2,464,000), of which $531,000 and $1,631,000 (2014 – $695,000 and $2,160,000) has been charged to income with $55,000 and $207,000 (2014 – $48,000 and $227,000) recorded in environmental services cost of sales and $476,000 and $1,424,000 (2014 – $647,000 and $1,933,000) reflected under general expenses and mine site care and maintenance.
Of the balance, $38,000 and $116,000 (2014 – $117,000 and $304,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.
On December 31, 2014, the Corporation recorded an impairment charge to property, plant and equipment totaling $4,828,000.
5.	Mineral Properties

	December 31 2014	Expenditures Incurred	Written Down	September 30 2015

Mineral Properties
Keno Hill District Properties –
Bellekeno	$8,149	$179	$-	$8,328
Lucky Queen	1,924	26	-	1,950
Onek	255	26	-	281
McQuesten	3,690	103	-	3,793
Silver King	7,154	-	-	7,154
Flame & Moth	20,467	359	-	20,826
Bermingham	9,717	1,163	-	10,880
Elsa Tailings	884	-	-	884
Other Keno Hill Properties	5,342	68	-	5,410
Other	190	-	-	190

Total	$57,772	$1,924	$-	$59,696

	December 31 2013	Expenditures Incurred	Written Down	December 31 2014

Mineral Properties
Keno Hill District Properties –
Bellekeno	$17,715	$278	$(9,844)	$8,149
Lucky Queen	9,084	90	(7,250)	1,924
Onek	807	447	(999)	255
McQuesten	3,670	20	-	3,690
Silver King	6,986	168	-	7,154
Flame & Moth	15,002	5,465	-	20,467
Bermingham	9,157	560	-	9,717
Elsa Tailings	884	-	-	884
Other Keno Hill Properties	12,352	-	(7,010)	5,342
Other	190	-	-	190

Total	$75,847	$7,028	$(25,103)	$57,772

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Mining Operations Properties	Exploration and Evaluation Properties	Total

September 30, 2015
Cost	$129,753	$55,880	$185,633
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$10,826	$48,870	$59,696

December 31, 2014
Cost	$129,255	$54,454	$183,709
Accumulated depletion and write-downs	118,927	7,010	125,937
Net book value	$10,328	$47,444	$57,772

December 31, 2013
Cost	$128,440	$48,241	$176,681
Accumulated depletion and write-downs	100,834	-	100,834
Net book value	$27,606	$48,241	$75,847

6.	Share-Based Compensation
Incentive Stock Options
The changes in incentive share options outstanding are summarized as follows:
	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance – December 31, 2014	$4.36	3,619,830	$7,712

Stock options granted	$0.60	1,341,000	-
Share based compensation expense	-	-	353
Options forfeited or expired	$4.53	(513,333)	(1,231)

Balance – September 30, 2015	$3.20	4,447,497	$6,834

Balance – December 31, 2013	$5.16	4,035,663	$10,096

Stock options granted	$1.94	717,000	-
Share based compensation expense	-	-	601
Options forfeited or expired	$5.60	(901,333)	(2,387)

Balance – September 30, 2014	$4.45	3,851,330	$8,310

During the nine month period ended September 30, 2015, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.58% (2014 – 1.4%) per annum, an expected life of options of 4 years (2014 – 4 years), an expected volatility of 67% based on historical volatility (2014 – 65%), an expected forfeiture rate of 4% (2014 – 4%) and no expected dividends (2014 – nil).

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive share options outstanding and exercisable at September 30, 2015 are summarized as follows:
	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	35,000	4.21	$ 0.60	-	$ 0.60
$0.60	1,331,000	4.37	$ 0.60	443,667	$ 0.60
$1.65	292,500	0.39	$ 1.65	292,500	$ 1.65
$1.94	608,500	3.37	$ 1.94	405,667	$ 1.94
$3.45	677,997	1.48	$ 3.45	677,997	$ 3.45
$4.16	396,000	2.31	$ 4.16	396,000	$ 4.16
$6.92	507,000	1.32	$ 6.92	507,000	$ 6.92
$7.10	596,000	2.29	$ 7.10	596,000	$ 7.10
$8.13	3,500	2.61	$ 8.13	3,500	$ 8.13

	4,447,497	2.72	$ 3.20	3,322,331	$ 4.00

During the three month and nine month period ended September 30, 2015, the Corporation recorded total share-based compensation expense of $74,000 and $353,000 (2014 – $126,000 and 601,000) related to incentive share options, of which $12,000 and $57,000 (2014 – $17,000 and $83,000) is recorded to mineral properties and $62,000 and $296,000 (2014 – $109,000 and $518,000) has been charged to income.
Restricted Share Units ("RSUs")
The changes in RSUs outstanding are summarized as follows:
	Number of shares issued or issuable on vesting	Amount

Balance – December 31, 2014	507,192	$807

RSUs granted	135,000	-
RSUs forfeited	(53,332)
Share-based compensation expense recognized	-	228
RSUs vested	(133,333)	(557)

Balance – September 30, 2015	455,527	$478

Balance – December 31, 2013	401,665	$996

Share-based compensation expense recognized	-	399
RSUs vested	(148,333)	(623)

Balance – September 30, 2014	253,332	$772

A total of 135,000 RSUs were granted in February 2015, with total grant-date fair value determined to be $81,000.  Included in general and administrative expenses for the three month and nine month periods ended September 30, 2015 is share-based compensation expense of $57,000 and $228,000 (2014 – $118,000 and $399,000) related to RSU awards. As at September 30, 2015, the plan trust held 120,000 common shares of the Corporation for future settlement of granted RSUs.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As of September 30, 2015, a total of 365,528 RSUs were granted under the amended RSU plan (remainder of RSUs were acquired from market) and a total of 284,472 RSUs remained available for granting.
7.	General and Administrative Expenses
The Corporation recorded general and administrative expenses for the three month and nine month periods ended September 30, 2015 and 2014 as follows:
	Three Months Ended		Nine Months Ended
	2015	2014	2015	2014

General and administrative expenses
Depreciation	$32	$26	$109	$86
Amortization of intangible assets	23	(19)	49	28
Business development and investor relations	126	140	428	457
Office, operating and non-operating overheads	429	426	1,353	1,196
Professional	169	157	377	410
Regulatory	12	36	143	172
Salaries and contractors	885	922	2,762	3,088
Share-based compensation	117	170	516	863
Write-off of receivables	643	-	643	-
Travel	43	31	183	173

	$2,479	$1,889	$6,563	$6,473
8.	Mine Site Care and Maintenance
The Corporation recorded mine site care and maintenance expenses for the three month and nine month periods ended September 30, 2015 and 2014 as follows:
	Three Months Ended		Nine Months Ended
	2015	2014	2015	2014

Mine site care and maintenance
Depreciation	$444	$635	$1,315	$1,861
Office, operating and non-operating overheads	64	139	306	350
Other expenses	79	33	131	88

	$587	$807	$1,752	$2,299

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
9.	Income Tax Expense
The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes.  For the nine month periods ended September 30, 2015 and 2014, these differences result from the following items:
	Nine Months Ended September 30
	2015	2014

Accounting income (loss) before taxes	$(4,851)	$(4,495)
Federal and provincial income tax rate of 26.00% (2014 – 26.00%)	(1,258)	(1,168)

Non-deductible permanent differences	20	146
Differences in foreign exchange rates	(56)	(87)
Effect of difference in tax rates	(152)	(125)
Change in benefits not recognized	607	624
Flow-through share renunciation	-	9
Yukon mineral tax	-	(193)
Change in estimate	(5)	46
	414	420

Recovery of income taxes	$(844)	$(748)

10.	Loss Per Share
The following table sets forth the computation of basic and diluted loss per share for the three month and nine month periods ended September 30, 2015 and 2014:
	Three Months Ended		Nine Months Ended
	2015	2014	2015	2014
Numerator
Net loss for the period	$(1,649)	$(667)	$(4,007)	$(3,747)

Denominator
For basic – weighted average number of shares outstanding	69,588,898	69,335,565	69,588,898	63,325,635
Effect of dilutive securities – incentive share options	-	-	-	-
For diluted – adjusted weighted average number of shares outstanding	69,588,898	69,335,565	69,588,898	63,325,635

Loss Per Share
Basic	$(0.02)	$(0.01)	$(0.06)	$(0.06)
Diluted	$(0.02)	$(0.01)	$(0.06)	$(0.06)

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

11.	Financial Instruments
Financial Assets and Liabilities
Information regarding the carrying amounts of the Corporation's financial assets and liabilities is summarized as follows:
	Fair Value Hierarchy Classification	September 30 2015	December 31 2014
Loans and receivables – Cash and cash equivalents	Level 2	$ 5,949	$ 8,639

Accounts receivable	Level 2	2,304	3,951
		8,253	12,590

Held to maturity investments – Restricted cash and deposits – Term deposits	Level 2	8,803	10,215

Available for sale –
Long-term investment in common shares	Level 1	371	597

Financial liabilities –
Accounts payable and accrued liabilities	Level 2	(2,812)	(2,375)
		$ 14,615	$ 21,027

The carrying amounts of all of the Corporation's financial assets and liabilities reasonably approximate their fair values.
All term deposits carried initial maturity periods of twelve months or less and are high grade, low risk investments held with major financial institutions in Canada, generally yielding between 1% and 2% per annum.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)
12.	Supplemental Cash Flow Information
Supplemental cash flow information with respect to the three month and nine month periods ended September 30, 2015 and 2014 is summarized as follows:
	Three Months Ended		Nine Months Ended
	2015	2014	2015	2014

Operating Cash Flows Arising From Interest and Taxes
Interest received	$35	$30	$90	$81
Interest paid	-	-	-	-
Income taxes paid	-	-	-	-

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$12	$17	$57	$83
Capitalization of depreciation to mineral properties	$38	$117	$116	$304
Capitalization of re-estimation of decommissioning and rehabilitation provision	$64	$26	$(69)	$95
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$(91)	$120	$(17)	$(138)
Exploration and evaluation properties	$(533)	$60	$(271)	$(1,113)
Property, plant and equipment	$-	$-	$-	$8
13.	Segmented Information
The Corporation had two operating segments during the three month and nine month periods ended September 30, 2015 and 2014, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including the care and maintenance at the Bellekeno mine, which produced silver, lead and zinc in the form of concentrates until mining activities were suspended in September 2013. The Corporation also had two non-operating segments, being exploration of mineral properties, which includes exploration and evaluation activities; and the corporate segment, which includes the Corporation's executive head office and general corporate administration. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Segmented information as at and for the three month and nine month periods ended September 30, 2015 and 2014 is summarized as follows:
For the three months ended September 30, 2015	Environmental Services	Mining	Corporate	Total

Segment revenues –
External customers –
Canadian	$2,893	$-	$-	$2,893
Non-Canadian	515	-	-	515
Total revenues as reported	3,408	-	-	3,408

Cost of sales	2,539	-	-	2,539
Depreciation and amortization	30	-	25	55
Share-based compensation	27	-	90	117
Other G&A expenses	940	10	1,357	2,307
Other mine site care and maintenance	-	587	-	587
Other costs	(131)	11	(91)	(211)

Segment income (loss) before taxes	$3	$(608)	$(1,381)	$(1,986)

Total assets	$8,749	$85,282	$5,934	$99,965

For the three months ended September 30, 2014	Environmental Services	Mining	Corporate	Total

Segment revenues –
External customers –
Canadian	$3,269	$-	$-	$3,269
Non-Canadian	1,382	-	-	1,382
Total revenues as reported	4,651	-	-	4,651

Cost of sales	2,816	-	-	2,816
Depreciation and amortization	(11)	-	21	10
Share-based compensation	44	-	126	170
Other G&A expenses	823	24	862	1,709
Other mine site care and maintenance	-	807	-	807
Other costs	3	16	(53)	(34)

Segment income (loss) before taxes	$976	$(847)	$(956)	$(827)

Total assets	$12,716	$114,148	$10,520	$137,384

For the nine months ended September 30, 2015	Environmental Services	Mining	Corporate	Total

Segment revenues –
External customers –
Canadian	$6,988	$-	$-	$6,988
Non-Canadian	3,546	-	-	3,546
Total revenues as reported	10,534	-	-	10,534

Cost of sales	7,894	-	-	7,894
Depreciation and amortization	85	-	73	158
Share-based compensation	134	-	382	516
Other G&A expenses	2,643	32	3,214	5,889
Other mine site care and maintenance	-	1,752	-	1,752
Other costs	(383)	38	(479)	(824)

Segment income (loss) before taxes	$161	$(1,822)	$(3,190)	$(4,851)

Total assets	$8,749	$85,282	$5,934	$99,965

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30, 2014	Environmental Services	Mining	Corporate	Total

Segment revenues –
External customers –
Canadian	$6,843	$-	$-	$6,843
Non-Canadian	3,943	361	-	4,304
Total revenues as reported	10,786	361	-	11,147

Cost of sales	7,158	-	-	7,158
Depreciation and amortization	49	-	68	117
Share-based compensation	199	-	664	863
Other G&A expenses	2,422	76	2,995	5,493
Other mine site care and maintenance	-	2,299	-	2,299
Other costs	7	22	(317)	(288)

Segment income (loss) before taxes	$951	$(2,036)	$(3,410)	$(4,495)

Total assets	$12,716	$114,148	$10,520	$137,384

14.	Related Party Transactions
The Corporation's related parties include its subsidiaries and key management personnel. Key management personnel compensation for the three month and nine month periods ended September 30, 2015 and 2014 is summarized as follows:
(a)	Key Management Personnel Compensation
	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Salaries and other short-term benefits	$461	$484	$1,379	$1,461
Share-based compensation	103	181	444	708

	$564	$665	$1,823	$2,169

Key management includes the Corporation's Board of Directors and members of senior management.
15.	Commitments
As at September 30, 2015, the Corporation's contractual obligations are as follows:
(a)	The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:
2015	123
2016	278
2017	252
2018	179

$832

(b)	The Corporation's other contractual obligations, including with respect to capital asset expenditures, totaled approximately $582,000.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(c)	Under the silver streaming interest held by Silver Wheaton Corp., the Corporation has received advance amounts totaling US$50 million. The Corporation is required to refund the balance of any advance amounts received and not yet reduced through silver deliveries. The Corporation is also required to refund a pro-rata portion of the balance of the advance amounts not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2016. The current maximum amount of any such refund is US$9,750,000.